Sub-Item 77C: Submission of matters to a vote of security holders

On January 15, 2016, a Special Meeting of Shareholders for the Large-Cap Growth Fund ("LCG Fund") was held to consider the approval of the Plan of Reorganization between the LCG Fund and the American Beacon Bridgeway Large Cap Growth Fund (the "American Beacon LCG Fund"), a series of American Beacon Funds, which provides for (1) the conversion of the shares of the LCG Fund into shares of the American Beacon LCG Fund and (2) the resulting transfer to the American Beacon LCG Fund of all of the property, assets and goodwill of the LCG Fund. The following votes were recorded during the meeting (percentages are reflective of total shares voted at the meeting).


                 Shares Voted      Percentage of Voted Shares
Votes For         3,047,005.430    87.459%
Votes Against      252,449.300      7.246%
Votes Abstained    184,460.832      5.295%